

August 17, 2023

Sandesh Seth
Chairman and Chief Executive Officer
Actinium Pharmaceuticals, Inc.
100 Park Ave., 23rd Floor
New York, NY 10017

      Re: Actinium Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed August 11, 2023
          File No. 333-273911

Dear Sandesh Seth:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dillon Hagius at 202-551-7967 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Jayun Koo